Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253980

Registration No. 333-256912

Registration No. 333-260300

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated November 4, 2021, and

to Prospectus dated November 8, 2021)

MEDMEN ENTERPRISES INC.

2,856,324,771 Class B Subordinate Voting Shares

309,925,534 Class B Subordinate Voting Shares

This prospectus supplement is being filed to update and supplement the information contained in (i) the prospectus dated November 4, 2021 (as may be supplemented or amended from time to time, the “November 4 Prospectus”) and (ii) the prospectus dated November 8, 2021 (as may be supplemented or amended from time to time, the “November 8 Prospectus” and, each, as applicable, the “Prospectus”), with the information contained in our Current Report on Form 8-K, which we filed with the Securities and Exchange Commission on November 12, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The November 4 Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus, or their permitted transferees, of up to an aggregate of 2,856,324,771 Class B Subordinate Voting Shares (the “Subordinate Voting Shares”), which consists of (i) up to 1,960,722,256 Subordinate Voting Shares, including Subordinate Voting Shares issuable as payment-in-kind interest (assuming payment on the maturity date and at the current conversion rate), issuable to certain selling shareholders upon conversion of senior secured convertible notes outstanding under the Fourth Amended and Restated Securities Purchase Agreement dated August 17, 2021 (the “Convertible Facility”), (ii) up to 208,102,565 Subordinate Voting Shares issuable to certain selling shareholders upon exercise of warrants outstanding under the Convertible Facility, (iii) up to 427,083,306 Subordinate Voting Shares, consisting of 416,666,640 Subordinate Voting Shares issued to certain selling shareholders in connection with the Company’s private placement entered into on August 17, 2021 (the “August 2021 Private Placement”) and 10,416,666 Subordinate Voting Shares issued to certain selling shareholders as consideration for providing the Backstop Commitment in connection with the August 2021 Private Placement, (iv) up to 104,166,644 Subordinate Voting Shares issuable to certain selling shareholders upon exercise of warrants that were issued pursuant to the August 2021 Private Placement, and (v) Subordinate Voting Shares issuable upon exercise of a Short-Term Subscription Right entitling the holders to acquire either (a) an aggregate of 125,000,000 units at an exercise price of $0.24 per unit, with the units consisting of 125,000,000 Subordinate Voting Shares and share purchase warrants exercisable for 31,250,000 Subordinate Voting Shares at an exercise price of $0.288 per share, or (b) $30 million principal amount of notes at par, convertible into 125,000,000 Subordinate Voting Shares at a conversion price of $0.24 per share.

The November 8 Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus, or their permitted transferees, of up to an aggregate of 309,925,534 Subordinate Voting Shares, which consists of 137,669,046 Subordinate Voting Shares and 172,256,488 Subordinate Voting Shares issuable upon exercise of warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Subordinate Voting Shares trade on the Canadian Exchange (“CSE”) under the symbol “MMEN”. The closing sales price of our Subordinate Voting Shares on the CSE on November 12, 2021 was C$0.31 per share. Our Subordinate Voting Shares also trade on the OTCQX under the symbol “MMNFF.” The last reported sales price of our Subordinate Voting Shares on the OTCQX on November 12, 2021 was $0.255 per share.

We are an “emerging growth company”, as defined under the federal securities laws and, as such, we may continue to elect to comply with certain reduced public company reporting requirements in future reports. Certain implications of being an “emerging growth company” are described on page 3 of the Prospectus.

Investing in our Subordinate Voting Shares involves a high degree of risk. You should refer to the discussion of risk factors, beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):          November 5, 2021

MEDMEN ENTERPRISES INC.

(Exact name of registrant as specified in its charter)

British Columbia	000-56199	98-1431779
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10115 Jefferson Boulevard, Culver City, CA 90232

(Address, including zip code, of principal executive offices)

Registrant’s telephone number, including area code          (424) 330-2082

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 5, 2021, the Board of Directors (the “Board”) of MedMen Enterprises Inc. (the “Company”) appointed David Hsu and Ed Record as directors of the Board.

David Hsu, 39, has served on the Board of Directors of Urban-Gro, Inc. (Nasdaq: UGRO), where he is a member of the Audit and Compensation committees, since June 2021. Mr. Hsu completed a Certification in Financing and Deploying Clean Energy from Yale University in 2021. Prior to that, Mr. Hsu served as the Chief Operating Officer of The Cronos Group, a leading global cannabinoid company (“Cronos”), from 2016 to 2019. While at Cronos, Mr. Hsu’s primary duties included overseeing all of Cronos’s operations including construction, cultivation, and manufacturing. Prior to joining Cronos, from 2006 to 2016, Mr. Hsu served in various roles with CRG Partners (“CRG”), and later Deloitte upon Deloitte’s acquisition of CRG in 2012, including as Vice President, where he operated and managed distressed companies with revenues of more than $500.0 million. Mr. Hsu received his Bachelor of Science in Business Management from Babson College in 2003 and holds a Certification in Artificial Intelligence: Business Strategies and Applications from the University of California Berkley, which he received in 2020.

Ed Record, 53, previously served as Executive Vice President and Chief Financial Officer at Hudson’s Bay Company from 2017 to January 2021. From 2014 until July 2017, he served as Executive Vice President and Chief Financial Officer of JC Penney. Prior to joining JC Penney, Mr. Record served in positions of increasing responsibility with Stage Stores, Inc. (apparel retailer), including Executive Vice President and Chief Operating Officer from 2010 to 2014, Chief Financial Officer from 2007 to 2010 and Executive Vice President and Chief Administrative Officer from May 2007 to September 2007. Mr. Record also served as Senior Vice President of Finance of Kohl’s Corporation (department store retailer) from 2005 to 2007. Prior to that, he served with Belk, Inc. (department store retailer) as Senior Vice President of Finance and Controller from April 2005 to October 2005 and Senior Vice President and Controller from 2002 to 2005. Mr. Record received his Bachelor of Arts in Economics from Princeton University in 1990 and an MSIA from Carnegie Mellon University in 1995.

There are no arrangements or understandings between Mr. Record or Mr. Hsu and any other person pursuant to which either was appointed to serve on the Board and neither Mr. Record nor Mr. Hsu has a direct or indirect material interest in any “related party” transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. There are no family relationships between Mr. Record or Mr. Hsu and any director or executive officer of the Company.

Item 7.01	Regulation FD Disclosure.

On November 8, 2021, the Company issued a press release, which is attached to this Current Report on Form 8-K as Exhibit 99.1 and hereby furnished pursuant to this Item 7.01.

The information disclosed under this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description
99.1	Press Release dated November 8, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 12, 2021	MEDMEN ENTERPRISES INC.

/s/ Reece Fulgham
	By:	Reece Fulgham
	Its:	Chief Financial Officer

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